UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 333-09514-09

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Levindo Lopes, 258 - Funcionários

Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF N.º 02.558.134/0001-58 NIRE 33 3 0026253 9 A PUBLICLY TRADED COMPANY	TELEMAR NORTE LESTE S.A. CNPJ/MF N.º 33.000.118/0001-79 NIRE 33 3 0015258 0 A PUBLICLY TRADED COMPANY

OI APPOINTS NEW CFO AND INVESTOR RELATIONS DIRECTOR

Rio de Janeiro, November 17th 2008 – Tele Norte Leste Participações S.A. and Tele Norte Celular Participações S.A announces that Alex Waldemar Zornig was appointed as CFO and Investor Relation Director of those companies. This appointment is still subject to their Board of Directors’ approval.

Alex Waldemar Zornig, 50 years, has graduated in Accounting at São Paulo University, and specialized by FGV and London Business School. Mr. Zornig has initiated his career at PriceWaterhouse where he worked for 14 years, 3 of which in London, where he last served as Officer. He was the CFO – Head of Corporate Administrative Services at BankBoston, where he worked for 13 years, 2 of which in Boston. He was also an Officer at Banco Itaú. Recently, Alex was performing the duties of Executive Vice President at Banco Safra, where he was in charge of all support areas of the bank.

OI – INVESTORS RELATIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer